

Form C

Offering Memorandum

PURPOSE OF THIS FORM

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors have a basis for making an informed decision. The Securities and Exchange Commission, or "SEC", has issued regulations 17 CFR Section 227.201 listing the information companies must provide. This form – "Form C" – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulation under Section 227.201.

INFORMATION ABOUT THE OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the "offering circular". You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments, update our Net Asset Value ("NAV") per unit amount, or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular, and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC.

* * * * *

A. COMPANY

Name	IzMaCo Investments LLC ("IzMaCo")
State of Organization	Virginia
Date of Formation	Feb. 27, 2019
Entity Type	Limited Liability Company
Street Address	191 White Oak Bluff Rd., Stella, North Carolina 28582
Website Address	https://www.izmaco.com/

B. DIRECTORS AND OFFICERS OF THE COMPANY

Key Person	John Morgan
Position within the Company	Founder & CEO

John Morgan – Founder

John founded IzMaCo Investments in February 2019, and is a real estate investment professional with a desire to rebuild America's neighborhoods. Prior to IzMaCo's founding, he was in the U.S. Marines Corps for thirteen years, where he served until May 2019. He is a third-generation member of the United States military, so he never had a place he called "home". The strong military background began with John's paternal grandfather. John "Red" Morgan was awarded the Medal of Honor for his heroic actions during WWII. As a real estate investor, John leverages his strategic development expertise, team leadership, and project management.

Joshua Hearst – Operations Development

Joshua has been with IzMaCo since February 2021. He also manages SeaCoast Realty, and has been operating in this capacity since February 2021. He is a customer and client-focused business professional with eight years of cross-functional managerial experience. In May of 2018 he was named Director of Dining services at Wake Forest University and lead a team of 130 employees with sales eclipsing $10 million a year annually. He loves helping and developing other people both personally and professionally by leveraging his extensive experience. His result oriented approach for client interaction optimizes the collaboration, and strategic relationship to serve his community.

Bradley Calderwood

Bradley has been with IzMaCo since November 2020. He has served Eastern North Carolina in both the commercial and residential real estate field for the past 20 years. Not only is he associated with handling the realty with IzMaCo, but also simultaneously operates eXp Realty in Jacksonville, NC. His involvement with eXp Realty began in early 2020. His wealth of knowledge goes beyond real estate to include in-depth knowledge on real estate. Bradley is also passionate about outdoor activities, and is about to earn his pilot's license. He has worked in Eastern North Carolina's real estate market for the past 20 years.

C. EACH PERSON WHO OWNS 20% OF MORE OF THE VOTING POWER

IzMaCo Holdings, Inc.	100%

D. THE COMPANY'S BUSINESS AND BUSINESS PLAN

Who We Are

IzMaCo is a veteran-owned residential real estate investment company focused on single-family properties in military communities.

What We Do

IzMaCo will acquire turnkey properties to generate revenue for operations. IzMaCo will acquire and rehabilitate distressed properties to rent in the communities it services. IzMaCo will provide military families with affordable homes that are safe and clean.

How We Do It

IzMaCo will prioritize hiring veterans, creating jobs for a vital working group to refurbish and repair properties. The company will mentor and teach our employees various trade skills to better refurbish and repair the homes we acquire. Through this, the company will foster a sense of purpose and belonging for veterans, and veteran families in the communities in which the company operates.

Current Operations

Targeted Markets - Military Communities. We are currently purchasing properties in Jacksonville, NC. We will next expand into neighboring military communities next including Fayetteville, Virginia Beach. Eventually, we will expand to target more distant and national military communities.

Targeted Properties – Highest Returns. Short sales, auctions, foreclosures, and distressed properties near military communities. Turnkey properties: Generate funding for rehabs and other capital needs. Locations that could offer higher returns as neighborhoods are revitalized.

Rehab Standards – Durable and Long Lasting. Funding for rehabs will come from rental payments, investors pay no rehab costs. Materials will be the most durable for rentals, but not the cheapest. Foreseen heavier wear and tear, materials won't be the highest grade, but not the lowest. Provide an affordable, safe, clean home to live in.

The Story

IzMaCo is a start-up social enterprise that focuses on investments in residential real estate with the aim of fostering community development and economic growth.

IzMaCo's pilot properties are located in Jacksonville, NC. The City of Jacksonville is the commercial hub of Onslow County and home to Marine Corps Base Camp Lejeune and Marine Corps Air Station New River. The City has grown rapidly since 1941 when Camp Lejeune was established and possesses a rich history dating back to 1731. Jacksonville is growing fast, and the expanding demographic and industries have turned it into a hotspot for real estate development.

The stable military population will always create a demand for rental properties. But as many homes within the city of Jacksonville are older, dilapidated, outdated, or unkempt, much of the population is moving out of the city.

Anticipating continuous population growth and a continuing preference of military personnel to live close to the base, IzMaCo will focus on purchasing distressed properties in Jacksonville and rehabbing them into high-demand rentals.

IzMaCo, however, is not solely an innovative real estate investment company. Through its business model, IzMaCo provides this city, and others like it, with affordable living space and at the same time fosters economic development, which in turn increases the demand for rentals.

IzMaCo Investments will stay true to its vision of contributing to the local community through strategically made investments. We hope to uplift the living standard of the community as a whole with a special focus on veterans and underserved individuals.

E. NUMBER OF EMPLOYEES

The company currently has one employee, the founder and CEO. The Company may hire or terminate employees in the future to meet its objectives.

F. RISK OF INVESTING

A crowdfunding investment involves risk. YOU SHOULD NOT INVEST ANY FUNDS IN THIS YOU UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

THESE SECURITIES ARE OFFERED UNDER AND EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON

THE ACCURACY OR THE COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

We have no prior operating history, and the prior performance of our sponsor or other real estate investment opportunities sponsored by our sponsor may not predict our future results.

We are a recently formed company and have no operating history. As of the date of this offering circular, we currently have investments in real property as provided in the schedule below, additionally our total assets will consist of approximately $23,000 in cash. You should not assume that our performance will be similar to the past performance of our sponsor or other real estate investment opportunities sponsored by our sponsor. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our membership interests.

Short Name	Description	Address	Purchase Date	Cost
505 Ramsey	Single Family Residence	505 Ransey Ct., Jacksonville, NC 28540	Apr-20	114,603.14
403 Myna	Single Family Residence	403 Myna Dr., Jacksonville, MC 28540	Dec-19	171,334.48
507 Nelson	Single Family Residence	507 Nelson Dr., Jacksonville, NC 28540	Nov-19	97,959.92
18 Fairelm	Single Family Residence	18 Fairelm ln, Cheektowaga, NY 14227	Dec-19	1.00
422 Cedar Creek	Single Family Residence	422 Cedar Creek Dr., Jacksonville, NC 28540	Apr-19	82,111.49
204 Yaupon	Single Family Residence	204 Yaupon Dr., Jacksonville, NC 28546	Apr-19	62,484.83
117 Marlene	Single Family Residence	117 Marlene Dr., Jacksonville, NC 28546	Mar-19	111,424.33
20 Pirates Cove	Single Family Residence	20 Pirates Cove Dr., Swansboro, NC 28584	Apr-19	95,912.41
4612 Willow Croft	Single Family Residence	4612 Willow Croft Dr., Virginia Beach, VA 23462	Jan-20	257,679.92
				993,511.52

Because no public trading market for your units currently exists, it will be difficult for you to sell your units and, if you are able to sell your units, you will likely sell them at a substantial discount to the public offering price.

Our Operating Agreement (as may be amended from time to time, the "Operating Agreement") does not require our Managing Member (IzMaCo Holdings, Inc.) to seek member approval to liquidate our assets by a specified date, nor does our Operating Agreement require our Managing Member to list our units for trading on a national securities exchange by a specified date. There is no public market for our units, and we currently have no plans to list our units on a stock exchange or other trading market. Until our units are listed, if ever, you may not sell your units unless the buyer meets the applicable suitability and minimum purchase standards. If you are able to sell your units, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your units would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our units, you should purchase our units only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our Managing Member in the acquisition of our investments and the ability of our Managing Member to source investment opportunities for us. The more money we raise in this offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for investments that may be described in supplements to this offering circular prior to the date you subscribe for our units, you will have no opportunity to evaluate the economic merits or the terms of our investments before making a decision to invest in our Company. You must rely entirely on the management abilities of our Managing Member. We cannot assure you that our Managing Member will be successful in obtaining suitable investments on financially attractive terms or that, if our Managing Member makes investments on our behalf, our objectives will be achieved. If we, through our Managing Member, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

Future disruptions in the financial markets or deteriorating economic conditions or public health crises could adversely impact the commercial real estate market as well as the market for equity-related and debt-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to originate and acquire a diversified portfolio of residential real estate equity investments and residential real estate loans, as well as residential real estate debt securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Economic conditions greatly increase the risks of these investments (see "Risks Related to Our Investments"). The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, can reduce volumes for many of our business lines. These economic conditions could result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce revenue from property management fees and brokerage commissions derived from property sales, leases and mortgage brokerage as well as revenues associated with investment management and/or development activities. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development.

Future disruptions in the financial markets or deteriorating economic conditions or public health crises may also impact the market for our investments and the volatility of our investments. The returns available to investors in our targeted investments are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace. If either demand or liquidity increases, the cost of our targeted investments may increase. As a result, we may have fewer funds available to make distributions to investors.

During an economic downturn, it may also take longer for us to dispose of real estate investments, or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment, or we could experience reduced profitability related to declines in real estate values. Further, as a result of our target leverage, our exposure to adverse general economic conditions is heightened.

These negative general economic conditions could reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for our services. We are unable to predict the likely duration and severity of disruptions in financial markets and adverse economic conditions in the United States and other countries. Our revenues and profitability depend on the overall demand for our services from our clients. While it is possible that the increase in the number of distressed sales and resulting decrease in asset prices will eventually translate to greater market activity, an overall reduction in sales transaction volume could materially and adversely impact our business.

All of the factors described above could adversely impact our ability to implement our business strategy and make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our credit agreement, the lenders under the agreement will be entitled to proceed against the collateral granted to them to secure the debt owed.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on your investment.

We rely upon our Managing Member's professionals, including Mr. John Morgan, its Founder and Chief Executive Officer, to identify suitable investments. Our sponsor relies on Mr. Morgan for investment opportunities. To the extent that our Managing Member's real estate and debt finance professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution.

Additionally, the current market for properties that meet our investment objectives is highly competitive, as is the leasing market for such properties. The more units we sell in this offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for investments that may be described in supplements to this offering circular prior to the date you subscribe for our units, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight and management ability of our Managing Member and the performance of any property Managing Member. We cannot be sure that our Managing Member will be successful in obtaining suitable investments on financially attractive terms.

We could also suffer from delays in locating suitable investments as a result of our reliance on our Managing Member at times when its officers, employees, or agents are simultaneously seeking to locate suitable investments for other sponsored programs, some of which have investment objectives and employ investment strategies that are similar to ours. Furthermore, where we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the receipt of distributions attributable to those particular properties.

Further, because we are raising a "blind pool" with only a small number of pre-selected assets, it may be difficult for us to invest the net offering proceeds promptly and on attractive terms. Delays we encounter in the selection and origination of income-producing loans and other assets would likely limit our ability to pay distributions to our members and lower their overall returns. Similar concerns arise when there are prepayments, maturities or sales of our investments.

Because this is a blind pool offering, you will not have the opportunity to evaluate the majority of our investments before we make them, which makes your investment more speculative.

Because we have only made a limited number of investments as of the date of the offering and have not identified specific investments that we intend to make following the offering, we are not able to provide you with any information to assist you in evaluating the merits of any specific investments, except for (i) residential real estate investments set forth on the schedule in Section F; and (ii) investments that may be described in supplements to this offering circular. Additional information on the residential real estate investments set forth on the schedule in Section F is available in the financial statements attached hereto as **Appendix A**. We will seek to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in residential real estate and other select real estate-related assets. However, because you will be unable to evaluate the economic merit of assets before we invest in them, you will have to rely entirely on the ability of our Managing Member to select suitable and successful investment opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a "best efforts" basis. Further, under Regulation CF, we are only allowed to raise up to $5 million in any 12 month period (although we may raise capital in other ways). As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a diversified portfolio of investments, even if we are successful in raising the maximum offering amount. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. In that case, the likelihood that any single asset's performance would adversely affect our profitability will increase. Your investment in our units will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Our Operating Agreement does not require our Managing Member to pursue such a liquidity transaction. Market conditions and other factors could cause us to delay the listing of our units on a national securities exchange or delay the commencement of a liquidation or other type of liquidity transaction, such as a merger or sale of assets, beyond five to seven years from the one year anniversary of the qualification of our initial offering. If our Managing Member does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and the U.S. federal income tax effects on members, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your units may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

Any adverse changes in our sponsor's financial health or our relationship with our sponsor or its affiliates could hinder our operating performance and the return on your investment.

We have engaged our Managing Member to manage our operations and our portfolio of commercial real estate loans, commercial real estate equity investments and other select real estate-related assets. Our Managing Member has no employees, and utilizes our sponsor's personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our sponsor and its affiliates as well as our sponsor's real estate and debt finance professionals in the identification and acquisition or origination of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in our sponsor's financial condition or our relationship with our sponsor could hinder our Managing Member's ability to successfully manage our operations and our portfolio of investments.

Our ability to implement our investment strategy is dependent, in part, upon our ability to successfully conduct this offering using the Invest Now™ transaction engine, which makes an investment in us more speculative.

We will conduct this offering through the FundAmerica platform, which licensed to IzMaCo its "Invest Now™" technology-driven investment transaction engine. The Invest Now™ engine is operated and administered by Jumpstart Securities LLC, a registered broker-dealer. The success of this offering, and our ability to implement our business strategy, is dependent upon our ability to sell our units to investors through the Invest Now™ engine. If we are not successful in selling our units through the Invest Now™ engine, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

We may change our targeted investments and investment guidelines without member consent.

Our Managing Member may change our targeted investments and investment guidelines at any time without the consent of our members, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our units and our ability to make distributions to you.

We have minimal operating capital, few assets, and minimal revenue from operations.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to attract qualified real estate companies and sufficient investor purchase commitments, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We currently have assets that generate rental income, but only a number of which such that an adverse event could put your investment dollars at significant risk.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, Real Estate Investment Trusts ("REITs"), private real estate funds, and other entities engaged in real estate investment activities. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume.

Competition could result in reduced volumes, reduced fees or the failure to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, in the future we may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online investment business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability will be reduced, and you may experience a lower return on your investment.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. The online real estate investing industry is driven by constant innovation. If we are unable to compete with such companies and meet the need for innovation, the demand could stagnate or substantially decline.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the corresponding project loans may be adversely affected.

We rely on third-party and FDIC-insured depository institutions to process our transactions, including payments of corresponding loans and equity investments, processing of subscriptions under this offering and distributions to our members. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments.

If our Managing Member fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our Managing Member's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Managing Member, each of whom would be difficult to replace. In particular, the Founder/Chief Executive Officer of our Managing Member, Mr. John Morgan, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Mr. John Morgan or other executive officers or key personnel of our Managing Member and the process to replace any of our Managing

Member's key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Employee misconduct and unsubstantiated allegations against us and misconduct by employees of our sponsor could expose us to significant reputational harm.

We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of our investors is of critical importance. If an employee of our sponsor or its affiliates were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us or our sponsor by such employees, stockholders or others, our sponsor and we may suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors. Our business often requires that we deal with confidential information. If employees of our sponsor were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships.

It is not always possible to deter employee misconduct, and the precautions our sponsor takes to detect and prevent this activity may not be effective in all cases. Misconduct by our sponsor's employees, or even unsubstantiated allegations of misconduct, could subject our sponsor and us to regulatory sanctions and result in an adverse effect on our reputation and our business.

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

Our units will be offered and sold only to those regardless of an investor's status as an "accredited investor". Therefore, our target investor base inherently consists of persons that may not have high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of "accredited investors".

Our reliance on attracting investors that may not meet the net worth or income requirements of "accredited investors" carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than "accredited investors", which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments require a larger investor base in order to meet our annual goal of raising $5 million in our offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, and a larger investor base involves increased transaction costs, which will increase our expenses.

<u>Risks Related to Compliance and Regulation</u>

Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.

We intend to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

We intend to use substantially all of the proceeds of this offering to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate and development projects, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate loans, commercial real estate debt securities (including MBS, CDOs, and REIT senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties.

In connection with the Section 3(a)(1)(C) analysis, the determination of whether an entity is a majority-owned subsidiary of our Company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the Managing Member (in a Managing Member-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as "Controlled Subsidiaries"), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may rely on the exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate". This exclusion generally requires that at least 55% of the entity's assets on an unconsolidated basis consist of qualifying real estate assets and at least 80% of the entity's assets consist of qualifying real estate assets or real estate-related assets. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets.

To classify the assets held by our subsidiaries as qualifying real estate assets or real estate-related assets, we will rely on no-action letters and other guidance published by the SEC staff regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations. In fact, in August 2011, the SEC published a concept release in which it asked for comments on this exclusion from regulation. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our exemption from the need to register or exclusion under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen.

Furthermore, although we intend to monitor the assets of our subsidiaries regularly, there can be no assurance that our subsidiaries will be able to maintain their exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our units, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- restrictions on leverage or senior securities;
- restrictions on unsecured borrowings;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our NAV, the amount of funds available for investment and our ability to pay distributions to our members could be materially adversely affected.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management of our Managing Member and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our ability to acquire commercial real estate equity investments, commercial real estate loans and other real estate investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "PATRIOT Act") requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury ("Treasury") to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network ("FinCEN"), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require IzMaCo or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our units to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective members and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective member to produce any information required for verification purposes, an application for, or transfer of, our units may be refused. We will not have the ability to reject a transfer of our units where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our Operating Agreement, are satisfied.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Managing Member and its affiliates.

Our Managing Member's executive officers, including our Managing Member's Chief Executive Officer, Mr. John Morgan, are principals in the Managing Member's parent company, IzMaCo Holdings, which provides asset management and other services to our Managing Member and us. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in our Company's transactions with the Managing Member and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. Our Company, Managing Member and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our units. We have adopted a conflicts of interest policy and certain conflicts will be reviewed by the Independent Representative (defined below). See "Conflicts of Interest—Certain Conflict Resolution Measures—Independent Representative" and "—Our Policies Relating to Conflicts of Interest".

Our Managing Member will face a conflict of interest because the asset management fee it will receive for services performed for us will be based on our NAV, which employees of our sponsor, the parent company of our Managing Member, are ultimately responsible for determining.

Our Managing Member will be paid an asset management fee which after June 25, 2022 will be based on our NAV as calculated by our sponsor's internal accountants and asset management team. The calculation of our NAV involves certain subjective judgments with respect to estimating, for example, the value of our commercial real estate assets and investments and accruals of our operating revenues and expenses, and therefore, our NAV may not correspond to the realizable value upon a sale of those assets. Because the calculation of NAV involves subjective judgment, there can be no assurance that the estimates used by our sponsor's internal accountants and asset management team to calculate our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant. In addition, our Managing Member may benefit by us retaining ownership of our assets at times when our members may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. Finally, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The interests of the Managing Member, the principals and its other affiliates may conflict with your interests.

The Operating Agreement provides our Managing Member with broad powers and authority which may result in one or more conflicts of interest between your interests and those of the Managing Member, the principals and its other affiliates. This risk is increased by the Managing Member being controlled by John Morgan, who is a principal in our sponsor and who participates, or expects to participate, directly or indirectly in other offerings by our sponsor and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

- the Managing Member, the principals and/or its other affiliates are offering, and may continue to originate and offer, other real estate investment opportunities, including additional equity and debt offerings similar to this offering and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

- the Managing Member, the principals and/or its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Managing Member, the principals and/or its other affiliates for their own benefit;

- we may engage the Managing Member or affiliates of the Managing Member to perform services at prevailing market rates. Prevailing market rates are determined by the Managing Member based on industry standards and expectations of what the Managing Member would be able to negotiate with third party on an arm's length basis; and

- the Managing Member, the principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs.

We have agreed to limit remedies available to us and our members for actions by our Managing Member that might otherwise constitute a breach of duty.

Our Managing Member maintains a contractual, as opposed to a fiduciary relationship, with us and our members. Accordingly, we and our members will only have recourse and be able to seek remedies against our Managing Member to the extent it breaches its obligations pursuant to our Operating Agreement. Furthermore, we have agreed to limit the liability of our Managing Member and to indemnify our Managing Member against certain liabilities. These provisions are detrimental to members because they restrict the remedies available to them for actions that without those limitations might constitute breaches of duty, including fiduciary duties. By purchasing our units, you will be treated as having consented to the provisions set forth in the Operating Agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Operating Agreement because of our desire to maintain our ongoing relationship with our Managing Member.

Risks Related to Our Investments

Our commercial real estate and real estate-related assets will be subject to the risks typically associated with real estate.

Our commercial real estate and real estate-related assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties; and

- the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

In addition, our commercial real estate loans and other debt-related assets will generally be directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in commercial real estate-related debt securities may be similarly affected by real estate property values.

These factors may have a material adverse effect on the value that we can realize from our assets.

The actual rents we receive for the properties in our portfolio may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated market rents across the properties in our portfolio. Depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our members. In addition, the resale value of the property could be diminished because the market value of our properties will depend principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our members' investment.

Further, a decline in general economic conditions in the markets in which our investments are located or in the U.S. generally could lead to an increase in tenant defaults, lower rental rates and less demand for commercial real estate space in those markets. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may enter into long-term leases with tenants in certain properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of our properties, or include renewal options that specify a maximum rate increase. These leases would provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates.

Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution could be lower than if we did not enter into long-term leases.

We depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our members.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to you.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time, we may acquire unimproved real property or properties that are under development or construction. The property construction or renovation would be managed by Justin Colley, and performed by the employees the management company hires. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer. In addition, to the extent we make or acquire loans to finance construction or renovation projects, risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our members' overall return.

We may enter into joint ventures to acquire properties and other assets. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

- that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our members.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to our members.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

We expect that all of our properties will be subject to Phase I environmental assessments at the time they are acquired; however, such assessments may not provide complete environmental histories due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire the property. A Phase I environmental assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. If any of our properties were found to contain hazardous or toxic substances after our acquisition, the value of our investment could decrease below the amount paid for such investment. In addition, real estate-related investments in which we invest may be secured by properties with recognized environmental conditions. Where we are secured creditors, we will attempt to acquire contractual agreements, including environmental indemnities, that protect us from losses arising out of environmental problems in the event the property is transferred by foreclosure or bankruptcy; however, no assurances can be given that such indemnities would fully protect us from responsibility for costs associated with addressing any environmental problems related to such properties.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our members' investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to you.

In addition, insurance may not cover all potential losses on properties underlying mortgage loans that we may originate or acquire, which may impair our security and harm the value of our assets. We will require that each of the borrowers under our mortgage loan investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not require borrowers to obtain terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair our security and decrease the value of the property.

Adjustable rate mortgage loans may entail greater risks of default to lenders than fixed rate mortgage loans.

Adjustable rate mortgage loans may contribute to higher delinquency rates. Borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the mortgage loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers' monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

Changes in interest rates and/or credit spreads could negatively affect the value of any debt investments we may make, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our members.

We may invest in fixed-rate debt investments with fixed distribution amounts. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase or if credit spreads widen. We may also invest in floating-rate debt investments, for which decreases in interest rates or narrowing of credit spreads will have a negative effect on value and interest income. Even though a loan or other debt investment may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the changes in interest rates or credit spreads. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our members.

Prepayments can adversely affect the yields on any debt investments we may make.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our members.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity, if any, will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our members. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties and other investments for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. Moreover, the senior mortgage loans, subordinated loans, mezzanine loans and other loans and investments we may originate or purchase will be particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower's default. In addition, some of the commercial real estate-related securities that we may purchase may be traded in private, unregistered transactions and may therefore be subject to restrictions on resale or otherwise have no established trading market. As a result, we expect that many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our members.

Some of our assets may be classified for accounting purposes as "available-for-sale". These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to members' equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for- sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to members.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our portfolio investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a semi-annual basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our units could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition of properties, originating loans, and other investments with many other companies, including REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies, online investment platforms and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire properties and other investments at higher prices or originate loans on more generous terms than our competitors and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of both commercial real estate and residential real estate properties. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our members.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to members. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our members, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Insurance may not cover all potential losses on the mortgaged properties, which may impair our security and harm the value of our assets.

We will require that each of the borrowers under our mortgage loan investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not require borrowers to obtain terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair our security and decrease the value of the property.

With respect to mortgaged properties, options and other purchase rights may affect value or hinder recovery.

A borrower under certain mortgage loans may give its tenants or another person a right of first refusal or an option to purchase all or a portion of the related mortgaged property. These rights may impede the lender's ability to sell the related mortgaged property at foreclosure or may adversely affect the value or marketability of the property.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. Our Managing Member will value our potential investments based on yields and risks, taking into account estimated future losses on the commercial real estate loans and the mortgaged property included in the securitization's pools or select commercial real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

We are exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

A number of our investments are concentrated in the residential sector and our business would be adversely affected by an economic downturn in that sector.

A number of our investments in real estate assets are primarily concentrated in the residential sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

<u>Risk Relating to Economic Conditions</u>

Economic recessions or downturns may have an adverse effect on our business, financial condition and results of operations.

Economic recessions or downturns may result in a prolonged period of market illiquidity, which could have an adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could reduce investments by investors and engagement by real estate operators. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, or the public perception that any of these events may occur, have resulted in and could continue to result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. These events could adversely affect our demand among investors, which will impact our results of operations.

During an economic downturn, it may also take longer for us to dispose of real estate investments, or the disposition prices may be lower than originally anticipated. As a result, the carrying value of such real estate investments may become impaired and we could record losses as a result of such impairment or could experience reduced profitability related to declines in real estate values. These events could adversely affect our performance and, in turn, our business, and negatively impact our results of operations.

Negative general economic conditions could continue to reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for our securities, which may in turn adversely affect our revenues. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or a government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions. With the improvement of the U.S. economy, the Federal Reserve may continue to raise interest rates, which would increase borrowing costs and may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to essentially shut down for periods of time. Continued adverse political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, various social and political tensions in the United States and around the world, and the recent public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom's vote to leave the EU, commonly referred to as "Brexit", are impossible to ascertain at this point. The effect on the United Kingdom's economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies. We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancing. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our portfolio and may cause one or more of our tenants to be unable to meet their rent obligations to us in full, or at all, or to otherwise seek modifications of such obligations. In addition, governmental authorities may enact laws that will prevent us from taking action against tenants who do not pay rent.

The extent of the COVID-19 pandemic's effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

Risks Related to Our Organization and Structure

Our members do not elect or vote on our Managing Member and have limited ability to influence decisions regarding our business.

Our Operating Agreement provides that the assets, affairs and business of our Company will be managed under the direction of our Managing Member. Our members do not elect or vote on our Managing Member, and, unlike the holders of units in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. In addition, our Operating Agreement provides that the Managing Member will generally operate in a manner that is appropriate to maintain our REIT status, which may further limit decisions regarding our business.

As a non-listed company conducting an exempt offering pursuant to Regulation CF, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation CF, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, while we will retain an independent representative to review certain conflicts of interest, we do not have a board of directors, nor are we required to have (i) a board of directors of which a majority consists of "independent" directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange's requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to members of companies that are subject to all of the corporate governance requirements of a national stock exchange.

The conflicts of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among the investment opportunities and with our Managing Member's directors, officers and affiliates, we have adopted a conflicts of interest policy to specifically address some of the conflicts relating to our activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to our Company. Our Managing Member may modify, suspend or rescind the policies set forth in the conflicts policy, including any resolution implementing the provisions of the conflicts policy, in each case, without a vote of our members.

Certain provisions of our Operating Agreement and Virginia law could hinder, delay or prevent a change of control of our Company.

Certain provisions of our Operating Agreement and Virginia law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of our Company. These provisions include the following:

- *Authorization of additional units, issuances of authorized units and classification of units without member approval.* Our Operating Agreement authorizes us to issue additional units or other securities of our Company for the consideration and on the terms and conditions established by our Managing Member without the approval of our members. In particular, our Managing Member is authorized to provide for the issuance of an unlimited amount of one or more classes or series of our units, including preferred units, and to fix the number of units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional units and other securities could render more difficult or discourage an attempt to obtain control over our Company by means of a tender offer, merger or otherwise.

- *Exclusive authority of our Managing Member to amend our Operating Agreement.* Our Operating Agreement provides that our Managing Member has the exclusive power to adopt, alter or repeal any provision of the Operating Agreement, unless such amendment would adversely change the rights of the units. Thus, our members generally may not effect changes to our Operating Agreement.

The offering price of our units was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. Until December 31, 2021, we expect to use the price paid to acquire a share in our offering as the estimated value of our units. Thereafter, when determining the estimated value of our units, the value of our units will be based upon a number of assumptions that may not be accurate or complete.

Our Managing Member established the offering price of our units on an arbitrary basis. The selling price of our units bears no relationship to our book or asset values or to any other established criteria for valuing units. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation. Further, the offering price may be significantly more than the price at which the units would trade if they were to be listed on an exchange or actively traded by broker-dealers.

After December 31, 2021, the per share purchase price for this offering will be adjusted at the beginning of each semi-annual period, or such other period as determined by our Managing Member in its sole discretion, but no less frequently than annually. Our Managing Member has initially determined to adjust the per share purchase price for our units semi-annually as of January 1st and July 1st of each year (or as soon as commercially reasonable thereafter) to be no less than our NAV per share. Our Managing Member will adjust our per share purchase price as of the date the new NAV is announced, not the date of such NAV, and investors will pay the most recent publicly announced purchase price as of the date of their subscription. Estimates of our NAV per share are based on available information and judgment. Therefore, actual values and results could differ from our estimates and that difference could be significant. This approach to valuing our units may bear little relationship and will likely exceed what you might receive for your units if you tried to sell them or if we liquidated our portfolio. In addition, the price you pay for your units in this offering may be more or less than members who acquire their units in the future.

Your interest in us will be diluted if we issue additional units, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any units we issue in the future. Under our Operating Agreement, we have authority to issue an unlimited number of additional units or other securities, although, under Regulation CF, we are only allowed to sell up to $5 million of our units in any 12 month period (although we may raise capital in other ways). In particular, our Managing Member is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of units in our Company, including preferred units, and to fix the number of units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without member approval. After your purchase in this offering, our Managing Member may elect to (i) sell additional units in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue units to our Managing Member, or its successors or assigns, in payment of an outstanding fee obligation.

To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your units.

By purchasing units in this offering, you are bound by the arbitration provisions contained in our subscription agreement and our Operating Agreement which limit your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing units in this offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement and our Operating Agreement (each an "Arbitration Provision" and collectively, the "Arbitration Provisions"). Such Arbitration Provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this offering, our holdings, our units, our ongoing operations and the management of our investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the Arbitration Provision is contained in our Operating Agreement, such Arbitration Provision will also apply to any purchasers of units in a secondary transaction.

By agreeing to be subject to the Arbitration Provisions, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our Managing Member, our sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provisions must be conducted in the State of North Carolina. The term "Claim" as used in the Arbitration Provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provisions is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by the Company's counsel, we believe that the Arbitration Provisions are enforceable under federal law, the laws of the State of Virginia, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our Operating Agreement with respect to the Arbitration Provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Further, potential investors should consider that each of our subscription agreement and our Operating Agreement restricts the ability of our members to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing units in this offering, you are bound by the provisions contained in our subscription agreement and our Operating Agreement that require you to waive your rights to request to review and obtain information relating to the Company, including, but not limited to, names and contact information of our members.

By purchasing units in this offering, investors agree to be bound by the provisions contained in our subscription agreement and our Operating Agreement (each a "Waiver Provision" and collectively, the "Waiver Provisions"). Such Waiver Provisions limit the ability of our members to make a request to review and obtain information relating to and maintained by the Company including, but not limited to, names and contact information of our members, and any other information deemed to be confidential by the Managing Member in its sole discretion. Furthermore, because the Waiver Provision is contained in our Operating Agreement, such Waiver Provision will also apply to any purchasers of units in a secondary transaction.

While the intent of such Waiver Provisions is to protect your personally identifiable information from being disclosed, by agreeing to be subject to the Waiver Provisions, you are severely limiting your right to seek access to the personally identifiable information of other members, such as names, addresses and other information about members and the Company that the Managing Member deems to be confidential. As a result, the Waiver Provision could impede your ability to communicate with other members, and such provisions, on their own, or together with the effect of the Arbitration Provisions, may impede your ability to bring or sustain claims against the Company, including under applicable securities laws.

Based on discussions with and research performed by the Company's counsel, we believe that the Waiver Provisions are enforceable under federal law, the laws of the Virginia, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our Operating Agreement with respect to the Waiver Provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

By purchasing units in this offering, you are bound by the jury waiver provisions contained in our subscription agreement, which require you to waive your right to a trial by a jury for those matters that are not otherwise subject to the arbitration provisions, including with respect to securities law claims.

By purchasing units in this offering, investors agree to be bound by the jury waiver provisions contained in our subscription agreement and our bylaws. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the company, including with respect to this offering, our units, our holdings, our ongoing operations and the management of our investments, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

Based on discussions with and research performed by our counsel, we believe that the jury waiver provisions are enforceable under federal law, the laws of Virginia, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the jury waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

G. TARGET OFFERING AMOUNT AND DEADLINE

Target Offering Amount	$5,000,000
Offering Deadline	June 25, 2022
Offering Minimum Amount	$100,000

H. COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the Company accept commitments that exceed the Target Offering Amount	No
What is the maximum you will accept in this offering	$5,000,000

I. HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

- $200,000 will go towards paying down debt and business operations development
- $4.8 Million will buy used to purchase primarily revenue generating turnkey properties; a portion may be utilized for acquiring distressed properties for rehab.

J. THE INVESTMENT PROCESS

To Invest:
- The investor should begin by reviewing the offering memorandum and accompanying documents. After reviewing the offering documentation, selecting the Invest Now button will begin the information collection process. Entering data accurately in this stage allows for the proper completion of the subscription agreement. The investor will be asked for essential pieces of data on how the investment will be owned and how funding of the investment will take place.
- Once that investment form is complete, the subscription has been submitted and the review stage begins.
- In the review stage, the information the investor provided is reviewed by some automation and often also manually by one of the issuers investor relations personnel, by an agent with Jumpstart Securities, or both. Be sure to whitelist info@jumpstartsecurities.com to ensure that electronic communications are seen.
- As part of the review stage, there could be follow up questions asked of you which are about the legal name of the owner, contact information provided, identity verification, and documentation to support any aspect of the data entered. The subscription is a legal document, and therefore it is critical to ensure it is completed fully, the information is accurate, and the identity of the investor is verified.
- During the review stage, the funding of the investment should take place. If there any funding issues, communications will be sent to investors regarding such.
- Once the review stage is completed, the subscription is presented to the issuer for acceptance and countersignature. At this point the investor is considered invested with the issuer.

To Cancel Your Investment:
- Send an email to info@jumpstartsecurities.com and izmaco.investments@gmail.com no later than 48 hours before the offering deadline. In your email, include your name, your investment amount, and the name of the Company

Other Information on the Investment Process:

- The accepted and countersigned subscription is the legal contract for ownership of the securities purchased. Once invested, this is emailed to the investor.
- The issuer keeps records of the ownership of securities issued in the offering. If the issuer also uses a securities transfer agent, that agent will maintain ownership records of securities as well, and may offer an electronic system for the investor to be able to login and see the securities they own. Regulation Crowdfunding offerings do not require a stock transfer agent to be employed.
- When an investor populates the form for investment the system is requesting the minimum pieces of information necessary in order to process a subscription, and have the requisite details for the investors identity verification. If the investor fails to complete data that is necessary, that data is entered incorrectly either inadvertently or on purpose, it will delay the processing of the investment.

There are other answers to frequently asked questions that can be found at www.izmaco.com/faq

K. MATERIAL CHANGES

In the event the issuer undergoes a material change, the investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN IN AN INVESTOR DOES NOT RECONFIRM ON HIS OR HER INVESTMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING RECEIVED, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED AND THE INVESTOR WILL NOT BE ISSUED ANY SECURITIES REFERECNED IN THHIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make and investment commitment but before the Offering closes, then the company will notify you and ask whether you want to invest regardless. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

L. TERMS OF THE SECURITIES

IzMaCo Investments LLC (the "Company") is authorized to issue (i) 5,000,000 Units representing ownership interests, with such rights, preferences and limitations as established in the partnership agreement of the Company (the "Partnership Agreement").

The Units are not registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

The holders of Units are entitled to no vote on any matters submitted to a vote of owners, including the election of directors, officers or managers.

In the event of liquidation or dissolution, the holders of Units are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Units have no preemptive rights and have no right to convert their Units into any other securities and there are no redemption provisions applicable to the Units.

The holders of Units are entitled to any distributions that may be established and declared by the Company Manager out of funds legally available for payment of distributions subject to any contractual restrictions we have against the payment of distributions on the Units.

M. TERMS OF THE OFFERING

Offering Summary	
Company:	IzMaCo Investment LLC
Corporate Address:	191 White Oak Bluff Rd., Stella, NC 28582
Offering Minimum:	$100,000
Offering Maximum:	$5,000,000.00
Minimum Investment Amount (per investor):	$250.00
Terms	
Offering Type:	Equity
Security Name:	Common Non-voting Units
Minimum Number of Units Offered:	1.00
Maximum Number of Units Offered:	5,000,000
Price/Unit:	$1.00
One Unit as Pro Rata Ownership	0.0018%
Pre-Money Valuation:	$2,630,944.73
Securities Offered:	5 million of non-voting ownership interests of the Company (the "Units")
Capitalization:	If all of the Units offered are purchased, the Investors will own the following percentages of all ownership interests, on a fully-diluted basis, as of the Closing as follows:
Existing Members:	9.09% (assuming maximum offering amount)
Investors:	90.91%
Payment of Purchase Price:	Upon execution of the Subscription Agreement (the "Purchase Agreement") and Signature Pages to the Company's Partnership Agreement, the total purchase price which is non-refundable, subject to applicable state law.
Partnership Agreement:	The Units will be subject to the terms and conditions of the Partnership Agreement for the Company which should be reviewed thoroughly by each prospective investor prior to purchasing any Units of the Company.
Information Rights:	Owners of the Units will have the right to receive Company information and reports as described in the Partnership Agreement.
Voting Rights:	The Units will be non-voting membership units of the Company.
Expiration Date:	The offering will expire on June 25, 2022, unless extended by the Company.
Use of Proceeds:	For general corporate purposes.
Placement Agent:	The Company has elected to sell Units through agents who are registered broker dealers with customary commission payments paid out of the proceeds of the offering. See Section O for additional information.
Transferability of Units:	Transfer of the Units are subject to restrictions based on (a) federal and state securities laws, (b) a right of first refusal in favor of the Company and the other owners (as set forth in the Company's Partnership Agreement and (c) the other terms and conditions of the Partnership Agreement.

Investment Cancellation:	Investors may cancel their investment for any reason until 48 hours prior to the expiration date.

N. FUNDING PORTAL

We will conduct this offering through the FundAmerica platform, which licensed to IzMaCo its "Invest Now™" technology-driven investment transaction engine. The Invest Now™ engine is operated and administered by Jumpstart Securities LLC ("Jumpstart"), a registered broker-dealer.

O. THIRD-PARTY TRANSACTION-BASED COMPENSATION FOR THIS OFFERING

Jumpstart is acting as the Company's investment banker for this offering. Jumpstart will receive a maximum of 4.5% of the gross proceeds of this equity raise in commissions and reimbursement of expenses. Specifically, Jumpstart will receive 2% of the gross proceeds in commission and up to 2.5% of the gross proceeds as reimbursement for administrative costs associated with the offering such as the cost to run anti-money laundering (AML) / know your customer (KYC) checks on potential investors.

P. INDEBTEDNESS OF THE COMPANY

Currently, the Company has approximately $620,000 in total liabilities, approximately $560,000 of which is long-term debt. For additional detail, please see the financial statements attached hereto as Appendix A.

Q. OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has issued equity in accordance with the transaction described below in Section R.

R. TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has entered into the following business transactions:

(1) A contribution of certain assets, including the properties listed in Section F of this offering circular, by the founder and CEO in exchange for the issuance of equity in the Company. This equity interest subsequently was transferred to IzMaCo Holdings Inc., which is currently the sole member of the Company; and

(2) the Company has entered into the Partnership Agreement, which defines the governance, management, and fees charged by the Manager to the partnership.

S. THE COMPANY'S FINANCIAL CONDITION

As set forth in greater detail on the Financial Statements attached hereto as **Appendix A**, the following is a high-level summary of the Company's financial condition:

(1) The Company had total assets of $1,005,932.60 and total liabilities of $621,032.13 as of December 31, 2020;

(2) The Company generated total income of $80,594.15 for fiscal year 2020, consisting primarily of rental income from the properties listed in Section F;

(3) The Company incurred total expenses of $260,525.37 during fiscal year 2020, a substantial portion of which consisted of a $125,635.84 write-off expense for a bad debtl and

(4) The Company posted net operating income of -$179,931.22 for fiscal year 2020.

T. FINANCIAL STATEMENTS

See **Appendix A**.

U. DISQUALIFICATION EVENTS

Neither the Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

V. UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the progress.

W. ANNUAL REPORTS OF THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

X. OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

Jurisdictions in which the Company Intends to offer the securities: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, and United States Territories.

APPENDIX A
(Financial Statements)

IZMACO INVESTMENTS, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2020

IZMACO INVESTMENTS, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

Financial Statements



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of IzMaCo Investments LLC

We have reviewed the accompanying statements of IzMaCo Investments LLC which comprise the statement of financial condition as of December 31, 2020 and the related statements of operations, changes in equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
May 4, 2021

1

Izmaco Investments LLC
Statement of Financial Condition
As of December 31, 2020

		Total
ASSETS		
Current Assets		
Bank Accounts		
1100.0000 BANK OF AMERICA-CHECKING		6,461.56
1101.0000 COASTAL BANK AND TRUST-CHECKING		88.48
1120.0000 PETTY CASH		0.00
Total Bank Accounts	$	6,550.04
Other Current Assets		
1180.0000 COASTAL ESCROW		4,625.00
1270.0000 LOAN COSTS		14,523.47
1271.0000 INVESTMENT-COIN		0.00
1300.0000 PREPAID EXPENSES		
1301.0000 PRIME TRUST		24,000.00
Total 1300.0000 PREPAID EXPENSES	$	24,000.00
Total Other Current Assets	$	43,148.47
Total Current Assets	$	49,698.51
Fixed Assets		
1400.0000 422 CEDAR CREEK DRIVE		82,111.49
1402.0000 117 MARLENE DR		111,424.33
1403.0000 204 YAUPON DR		62,484.63
1410.0000 20 PIRATES COVE DR		95,912.41
1411.0000 607 NELSON DRIVE		97,959.92
1412.0000 403 MYKA DRIVE		171,334.48
1413.0000 505 RAMSEY		114,603.14
1414.0000 18 FAIRELM		1.00
1425.0000 Accumulated Depr & Amort		-37,277.43
1440.0000 4612 WILLOW COFT DRIVE		257,679.92
Total Fixed Assets	$	956,234.09
TOTAL ASSETS	$	1,005,932.60
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
2225.0000 BANK OF AMERICA-CREDIT CARD		14,991.76
Total Credit Cards	$	14,991.76
Other Current Liabilities		
2300.0000 Accrued Expenses		4,324.04
2400.0000 SECURITY DEPOSITS		4,625.00
2401.0000 LOAN FROM DAD		35,000.00
Total Other Current Liabilities	$	43,949.04
Total Current Liabilities	$	58,940.80
Long-Term Liabilities		
2140.0000 Notes Payable		199,689.11
2141.0000 LOAN FOR 607 NELSON		56,250.00
2142.0000 LOAN FOR 403 MYNA		89,904.09
2143.0000 LOAN FOR 18 FAIRELM		122,500.00
2144.0000 LOAN 505 RAMSEY		93,748.13
Total Long-Term Liabilities	$	562,091.33
Total Liabilities	$	621,032.13
Equity		
3000.0000 Retained Earnings		-14,929.90
3110.0000 Paid In Capital		633,010.17
3120.0000 S-Distributions		-26,097.37
3210.0000 Additional Paid In Capital		-8,981.02
Net Income		-198,101.41
Total Equity	$	384,900.47
TOTAL LIABILITIES AND EQUITY	$	1,005,932.60

Izmaco Investments LLC
Statement of Operations
January - December 2020

		Total
Income		
4100.0000 Rental Income		0.00
4100.0010 RENTAL INCOME-117 MARLENE		7,212.71
4100.0020 RENTAL INCOME-204 YAUPON		8,917.86
4100.0030 RENTAL INCOME-20 PIRATES COVE		8,339.94
4100.0040 RENTAL INCOME - 422 CEDAR CREE		6,497.55
4100.0060 RENTAL INCOME-507 NELSON		6,557.63
4100.0080 RENTAL INCOME - 403 MYNA		7,279.03
4100.0090 RENTAL INCOME - 4612 WILLOW CR		22,500.00
4100.0100 RENTAL INCOME - 18 FAIRELM		13,534.43
4230.0000 NSF Check Fees		-243.00
Total Income	$	80,534.15
Gross Profit	$	80,534.15
Expenses		
5100.0000 Accounting and Legal Fees		12,384.29
5110.0000 Advertising and Promotion		26,023.94
5120.0000 Bank Service Charges		1,744.55
5130.0000 Contract Services		0.00
5160.0000 Utilities		0.00
5183.0000 Interest-Mortgage		51,093.90
5190.0000 Insurance-Property		0.00
5190.0001 INS-117 MARLENE		797.00
5190.0003 INS-20 PIRATES COVE		1,229.13
5190.0004 INS - 422 CEDAR CREEK		616.76
5190.0008 INS - 403 MYNA		632.54
5200.0000 Maintenance And Repair		0.00
5200.0001 R/M-117 MARLENE		1,128.34
5200.0002 R/M-204 YAUPON		7,703.26
5200.0003 R/M-20 PIRATES COVE		540.97
5200.0004 R/M - 422 CEDAR CREEK		3,672.05
5200.0006 R/M 507 NELSON		-1,567.49
5200.0008 R/M - 403 MYNA		2,763.22
5200.0009 R/M - 4612 WILLOW CROFT		143.00
5205.0001 MGMT FEE- 117 MARLENE		435.38
5205.0002 MGMT FEE- 204 YAUPON		663.00
5205.0003 MGMT FEE- 20 PIRATES		573.68
5205.0004 MGMT FEE- 422 CEDAR CREEK		771.00
5205.0006 MGMT FEES- 507 NELSON		562.00
5205.0008 MGMT FEES- 403 MYNA		595.00
5210.0000 Office Supplies & Expense		6,702.67
5225.0000 SUB/FEES		627.05
5260.0000 Miscellaneous Fees		4,324.04
5260.0003 MISC - 20 PIRATES		705.72
5260.0006 MISC - 607 NELSON		1,261.90
5260.0008 MISC - 403 MYNA		1,215.07
5260.0009 MISC - 4612 WILLOW CROFT		3,390.61
5260.0010 MISC - 18 FAIRELM		3,954.06
8025.0000 FOOD & ENTERTAINMENT EXP		104.30
8035.0000 CREDIT CARD PAYMENTS		0.00
8043.0000 LOAN PAYMENT-PERSONAL		0.00
8053.0000 COIN RELATED COSTS		0.00
8200.0000 DONATIONS		89.79
8210.0000 WRITE OFF EXPENSE		125,635.84
Total Expenses	$	260,525.37
Net Operating Income	-$	179,931.22
Other Income		
7010.0000 Other Income		10,000.00
Total Other Income	$	10,000.00
Other Expenses		
5140.0000 DEPRECIATION EXPENSE		28,170.19
8010.0000 Other Expenses		0.00
Total Other Expenses	$	28,170.19
Net Other Income	-$	18,170.19
Net Income	-$	198,101.41

Izmaco Investments LLC
Changes in Equity
For the Year Ended December 31, 2020

MEMBERS' EQUITY, JANUARY 1	$	497,362
Net Loss		(198,101)
Members' contributions		124,894
Members' distributions		(39,255)
MEMBERS' EQUITY, DECEMBER 31	$	384,900

APPENDIX B
(Offering Investment Page)









iMC investments

WHY CHOOSE US | OUR TEAM | PROPERTIES | FAQ | JOIN US | CONTACT US

Rebuilding America's Neighborhoods While Supporting Our Service Members

Investment opportunities from IzMaCo to rebuild America's small town military communities

Offering Exception:	Regulation CF
Offering Type:	Equity
Price/Unit:	$x/Unit
Minimum Investment Amount:	$250.00
Total Raise:	$5,000,000

INVEST NOW

Reasons to Invest

- High-growth investment opportunities and active contribution for community development.
- Diversification of investment in many single family homes. Military communities rarely miss rent payments because our military receives an allowance from the government which they can only use for rent, hence risk is low.
- Easy and simple process of investment and doesn't require significant investing experience.
- The IzMaCo team consists of customer and client-focused business professionals who share the same vision of inclusivity and community

Problems IzMaCo wants to tackle

- Investing in real estate is very complex and involves several types of fees such as Appraisal, Title, Taxes, Insurance, Mortgage Payments etc. IzMaCo wants to make the investment process hassle-free for all kinds of investors.
- Finding a home that is safe, clean, and secure is often difficult for our service members. IzMaCo wants to help our military in finding such homes.
- There are many underserved communities like Jacksonville, North Carolina in the American society which have been neglected for years. IzMaCo wants to foster economic growth in these communities.

Jacksonville, North Carolina

The City of Jacksonville is home to Marine Corps Base Camp Lejeune and Air Station New River. The City has grown rapidly since 1941, when Camp Lejeune was established, and possesses a rich history dating back to 1731. Jacksonville is a high growth market, with expanding industries and demographics, and a stable military population, fostering a high and continuous demand for rental properties.

Targeted short sales, auctions, foreclosures, and distressed properties near military communities.

Investors pay nothing: Funding will come exclusively from rental payments.

Fastest means for social mobility is property investment: We created an attractive investment for retail investors looking for an accessible and lucrative opportunity.

Turnkey properties: Generate funding for rehabs and other capital needs.

A home for our Service Men and Women

Understanding how important it is to invest in America's small town Military communities. IzMaCo is providing an affordable and comfortable place that our service men and women can call home.

Our Marines, Soldiers, Sailors, Air Force, and Space Force keep us safe everyday, the least we can do is provide them a secure place for them to lay their heads down at night.



ABOUT OUR TEAM

Established for Curating Properties and Enhancing Communities

---

Offering Summary

Company: IzMaCo Investment LLC

Corporate Address: 824 Gum Branch Road, Suite C, Jacksonville, NC 28540

Offering Minimum: –

Offering Maximum: 5000000

Minimum Investment Amount (per investor): 250

Terms

Offering Type: Equity

Security Name: Common Non-voting Units

Minimum/Maximum Number of Units Offered, Price/Unit, Pre-Money Valuation: See SEC Filings – Form C, etc

Go to SEC Filings – Form C, etc.

Go to Offering Document

INVEST NOW

APPENDIX C
(Offering Investment Email Announcement)



IzMaCo Investments' Offering is Live

We are excited to announce the offering of equity for IzMaCo Investments LLC. We love innovation, sustainability, technology and ideas that help and support communities. There are plenty of reasons to take notice of IzMaCo Investments LLC.

Objectives

- Accessing high-growth real estate investment opportunities in select markets and active contribution for community development.
- Providing diversification of investments in single family homes in markets around the United States with stable rent bases. Military communities rarely miss rent payments because our military receives an allowance from the government which they can only use for rent.
- Providing a simple investment process, which doesn't require previous investing experience.
- Fostering a customer and client-focused business professional team who shares the same vision of inclusivity and community service.

Summary Of Terms

All investments are subject to risk. It is therefore important that prior to investing any interested investor, reads fully the offering documentation and understands the potential risks as well as the potential benefits.

The above represents a summary of the offering terms. More detail can be accessed on the Join Us page, or by accessing the Offering Documents.

● ● ●

IzMaCo Investments: A Collective for Real Estate - Established Military Housing and Veterans Support

IzMaCo Investments services a well-deserved niche for its customers and investors in the real estate industry. This ecosystem of rental properties, renters, support groups and investors are part of the collective that supports Military communities. It offers residential single-family rental properties to underserved communities that are home to U.S. Military bases. The service provides active Military Service members with more available housing options, better living conditions, greater privacy, and more of a sense of belonging within the greater community than what is often available or seen with on base housing in the last few years. It is also involved in community development programs to support veterans and foster economic growth in the local communities in which they own portfolio rental properties.

Founding owner, John Morgan, a veteran of the Marine Corps himself, is very succinct recollecting his spark for establishing IzMaCo Investments and its recent work acquisitions of rental properties, "I'm ready to change and rebuild communities, invest in businesses and come together as a collective. My goal is to create opportunities for you to invest, expand, and be a part of creating better housing for those in the community who need it most."



Basic Housing Allowance (BHA) is a stipend paid by the Department of Defense for off-base housing. BHA rates increased an average of 2.9 percent when the new rates took effect on January 1, 2021. An estimated $23 billion will be paid to approximately one million service members. Source: Department of Defense

Jumpstart Securities, LLC is a registered broker dealer and provides online investment banking services for issuers. Jumpstart Securities, LLC is not affiliated with any company mentioned herein.

Jumpstart Securities LLC | 3455 Peachtree Road NE, 5FL, Atlanta, GA 30326



APPENDIX D
(Corporate Documentation)

Commonwealth of Virginia



State Corporation Commission

CERTIFICATE OF FACT

I Certify the Following from the Records of the Commission:

That IzMaCo Investments LLC is duly organized as a limited liability company under the law of the Commonwealth of Virginia;

That the limited liability company was formed on February 27, 2019; and

That the limited liability company is in existence in the Commonwealth of Virginia as of the date set forth below.

Nothing more is hereby certified.



Signed and Sealed at Richmond on this Date:

February 24, 2020

Joel H. Peck

_____

Joel H. Peck, Clerk of the Commission

CERTIFICATE NUMBER : 20200022414154080